Exhibit 23.3

Consent of Independent Auditors
We consent to the use of our report dated April 19, 2023, with respect to the consolidated financial statements of Windfield Holdings Pty Ltd and its subsidiaries incorporated herein by reference.

/s/ KPMG
Perth, Australia
May 2, 2023
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